SPRINKLEBROKERAGE, INC.

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

Year Ended December 31, 2018

The report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e) (3) under the Securities Exchange Act of 1934. A statement of financial condition has been filed with the Securities and Exchange Commission simultaneously herewith as a **PUBLIC DOCUMENT**.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69828

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2018___ AND ENDING ___12/31/2018___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SprinkleBrokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

116 Ogden Ave., 3A
                                       (No. and Street)

Jersey City	**NJ**	**07307**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Wallin   **800-331-7581**
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
BF Borgers CPA PC
(Name – if individual, state last, first, middle name)

5400 W Cedar Ave	**Lakewood**	**CO**	**80226**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CONFIDENTIAL TREATMENT REQUESTED

OATH OR AFFIRMATION

I, __John Wallin_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__SprinkleBrokerage, Inc._____, as

of __December 31_____, 20 __18_____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

None
_____

_____

_____

```
LUIS A LOZADA RAZURI
Notary Public – State of New Jersey
My Commission Expires Aug 31, 2022
```

   2/22/19
                                                    Signature

                                                      __CEO_____
                                                       Title

Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPRINKLEBROKERAGE, INC.

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

<u>TABLE OF CONTENTS</u>



BFBorgers CPA PC
Certified Public Accountants
www.bfbcpa.us

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of SprinkleBrokerage, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SprinkleBrokerage, Inc. (the "Company") as of December 31, 2018, the related statements of income and retained earnings, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.



BFBorgers CPA PC
Certified Public Accountants
www.bfbcpa.us

Supplemental Information

The information contained in Supplemental Schedules has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

B F Borgers CPA PC
Certified Public Accountants

We have served as the Company's auditor since 2018
Lakewood, CO
February 25, 2019

SPRINKLEBROKERAGE, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

Cash	$	911
Clearing deposit		52,987
Prepaid expenses		4,936
Property and equipment, net of accumulated depreciation of $1,043		2,086
Total assets	$	60,920

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	11,335
Common stock		100,000
Additional paid-in-capital		107,000
Retained deficit		(157,415)
Total stockholder's equity		49,585
Total liabilities and stockholder's equity	$	60,920

The accompanying notes are an integral part of these statements.

SPRINKLEBROKERAGE, INC.

STATEMENT OF OPERATIONS
For the Year ended December 31, 2018

Revenues:

$ -

Operating expenses:

Compensation and benefits	41,066
Professional fees	28,250
Clearing charges	10,541
Regulatory fees	8,255
Other expenses	2,119
Franchise tax	1,435
Office expenses	1,413
Insurance	1,148
Depreciation	1,043
Communications	709
	95,979

Other Income:

Interest income	68

Net loss $ (95,979)

The accompanying notes are an integral part of these statements.   4

SPRINKLEBROKERAGE, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year ended December 31, 2018

	Shares of Common Stock	Common Stock	Additional Paid-In Capital	Retained Deficit	Total Stockholder's Equity
Balance, December 31, 2017	- 0	$ 100,000	$ 87,200	$ (61,504)	$ 125,696
Net loss			19800	(95,911)	(76,111)
Contributed capital					- 0
Balance at December 31, 2018	- 0	$ 100,000	$ 107,000	$ (157,415)	$ 49,585

The accompanying notes are an integral part of these statements.　　　　5

SPRINKLEBROKERAGE, INC.

STATEMENT OF CASH FLOWS
For the Year ended December 31, 2018

Cash flows from operating activities:		
Net loss	$	(95,911)
Adjustments to reconcile net loss to net cash		
provided for operating activities:		
Depreciation		1,043
Clearing deposit		(2,987)
Prepaid expenses		(4,324)
Other assets		200
Accounts payable and accrued expenses		2,241
Net cash used by operating activities		(99,738)
Cash flows from investing activities:		
Purchase of property and equipment		(3,129)
Cash flows from financing activities:		
Contributions from members		19,800
Net cash provided by financing activities		19,800
Net decrease in cash during the year		(83,067)
Cash, beginning of year		83,978
Cash, end of year	$	911

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the year ended December 31, 2018

For the year ended December 31, 2018, no subordinated liabilities or agreements exist in the financial statement of SprinkleBrokerage, Inc.

SPRINKLEBROKERAGE, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2018

Note 1   **Organization and nature of business**

SprinkleBrokerage, Inc. (the "Company") was formed in 2016 and is a Delaware corporation. The Company is a wholly-owned subsidiary of SprinkleCapital Holdings, Inc. (the "Parent"). The Company acts as an introducing broker dealer in securities transactions for its customers. The Company uses Vision Financial Markets LLC to clear and settle all customer transactions, in accordance with the membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker under the Securities Exchange Act of 1934 on May 16, 2017 and is a member of FINRA and the Securities Investor Protection Corporation ("SIPC").

Note 2   **Summary of significant accounting policies**

Cash and cash equivalents
The Company considers all money market accounts, time deposits and certificate of deposits purchased with original maturities of three months or less to be cash equivalents.

Receivable
The Company considers all receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Estimates
The preparation of financial statements in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Fair value of financial instruments
The carrying amounts of financial instruments, including cash, prepaid expenses, deposits, and accounts payable and accrued expenses, approximates fair value due to the short term maturities of these assets and liabilities.

Revenue recognition
Fees are earned from commissions generated off offerings from SprinkleCapital Holdings, Inc. Revenue is recognized when earned based on the trade date either by fee contract or the success of a predetermined specified event and the income is reasonable determinable.

Note 2   **Summary of significant accounting policies (continued)**

Revenue recognition
Effective January 1, 2018, the Company adopted ASU 2014-09, which provides guidance on the recognition of revenues from contracts and requires gross presentation of certain contract costs. This change was applied prospectively from January 1, 2018 and there was no impact on our previously presented results. The adoption of the new revenue standard resulted in no change to beginning member's equity.

Income taxes
The Company's results are included in the consolidated federal income tax return and the combined franchise tax for the parent. The Company records income taxes as if the Company were to file a separate stand-alone tax return for federal and state income tax purposes.

The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions.

If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Subsequent events
The Company has evaluated subsequent events through February 25, 2019, which is the date the financial statements were available to be issued.

Note 3   **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2018 the Company's net capital was $42,563 which was $37,563 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was .027 to 1.

Note 4   **Concentrations**

The Company maintains its cash at financial institutions in bank deposits, which may exceed federally-insured limits. The Company has not experienced any losses in such accounts and the Company believes it is not exposed to any significant risk with respect to cash.

Note 5   **Commitments and contingencies**

The Company does not have any commitments, guarantees or contingencies including arbitration or other litigation claims that may result in a loss or future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

Note 6 **Related party transactions**

The Company utilizes office space owned by the sole member. No rent was charged to the Company during the year ended December 31, 2018.

SUPPLEMENTAL INFORMATION

SPRINKLEBROKERAGE, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1
Year Ended December 31, 2018

Capital			
Total stockholder's equity		$	49,585
Deductions and charges:			
Nonallowable assets:			
Prepaid expenses	(4,936)		
Furniture and equipment, net	(2,086)		
			(7,022)
Net capital		$	42,563
Aggregate indebtedness			
Accounts payable and accrued expenses		$	11,335
Computation of basic net capital requirement			
Minimum net capital required		$	756
Minimum dollar net capital required			5,000
Net capital requirement			5,000
Excess net capital		$	37,563
Net capital less 120% of minimum			
dollar net capital required		$	36,563
Percentage of aggregate indebtedness to net capital			27%

Reconciliation with Company's computation (included
in part II of form X-17A-5 as of December 31, 2018)

SPRINKLEBROKERAGE, INC.

STATEMENT UNDER RULE 17A-5(d)(4) OF THE SECURITIES AND EXCHNGE COMMISSION December 31, 2018

The audit disclosed no violations of net capital requirements, financial, and/or record-keeping problems. There were no material variations in the financial data reported on the unaudited Form X-17A-5 Part IIA dated December 31, 2018, with the final audit report attached.

See independent auditors' report

SPRINKLEBROKERAGE, INC.

COMPUATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15C3-3 OF THE SECURITIES AND EXCHNGE COMMISSION
December 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section (k)(2)(ii), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

SprinkeBrokerage, Inc.
Exemption Report
December 31, 2018

SprinkeBrokerage, Inc.(the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 section k(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(2) (ii) for the entire period January 1, 2018 through December 31, 2018 without exception.

I, John Wallin, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _Alexader Wallin_

Title: CEO

SPRINKLEBROKERAGE, INC.

**INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15C3-3 OF
THE SECURITIES AND EXCHNGE COMMISSION**
December 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section (k)(2)(ii), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

SPRINKLEBROKERAGE, INC.

EXEMPTION REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder of
SprinkleBrokerage, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) SprinkleBrokerage, Inc. (the “Company”) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (2)(ii) (the “exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company’s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company’s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

B F Borgers CPA PC

Lakewood, Colorado
February 25, 2019